INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(Expressed in U.S. dollars)
(unaudited)

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NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Gold Inc. as at and for the three and six months ended June 30, 2023 have been prepared by management of Loncor Gold Inc. The auditors of Loncor Gold Inc. have not audited or reviewed these interim condensed consolidated financial statements.

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Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars - unaudited)

	Notes	June 30, 2023	December 31, 2022
		$	$
Assets
Current Assets
Cash and cash equivalents		412,686	182,175
Advances receivable and prepaid expenses	5	506,089	360,176
Due from related parties	6	436,364	587,722
Total Current Assets		1,355,139	1,130,073

Non-Current Assets
Property, plant and equipment	7	1,295,995	1,109,920
Exploration and evaluation assets	8	39,966,340	40,648,721
Total Non-Current Assets		41,262,335	41,758,641

Total Assets		42,617,474	42,888,714

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	10	377,714	494,591
Accrued liabilities		207,667	682,720
Due to related parties	6	-	10,933
Employee retention allowance	17	115,161	173,110
Lease obligation	14	78,828	-
Loans - current portion	11	217,801	308,899
Current Liabilities		997,171	1,670,253

Non-Current Liabilities
Lease obligation - long-term portion	14	142,682	-
Loans	11	-	26,759
Total Liabilities		1,139,853	1,697,012

Shareholders' Equity
Share capital	12	100,184,783	98,916,239
Reserves		12,455,405	12,137,446
Deficit		(71,162,567)	(69,861,983)
Total Shareholders' Equity		41,477,621	41,191,702
Total Liabilities and Shareholders' Equity		42,617,474	42,888,714

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	12b	153,144,174	147,744,174

Going concern (Note 2b)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		$	$	$	$
Expenses
Consulting, management and professional fees		134,539	315,430	252,486	639,496
Employee benefits		183,256	233,791	416,369	474,131
Office and sundry		54,135	35,438	106,410	105,229
Share-based payments	13	-	286,138	-	382,036
Travel and promotion		137,095	85,796	187,883	143,709
Depreciation	7, 14	20,748	43,443	28,147	86,902
Interest and bank expenses		2,750	3,275	5,310	4,921
Interest on lease obligation	14	3,541	739	4,753	1,935
Writeoff of receivable	6	291,026	-	291,026	-
Foreign exchange loss		10,544	18,548	12,006	24,046
Loss before other items		(837,634)	(1,022,598)	(1,304,390)	(1,862,405)
Interest and other income	5	973	13,942	3,806	27,987
Loss and comprehensive loss for the period		(836,661)	(1,008,656)	(1,300,584)	(1,834,418)

Loss per share, basic and diluted	12d	(0.01)	(0.01)	(0.01)	(0.01)

Weighted average number of shares - basic and diluted	12d	151,731,482	142,323,075	149,748,843	139,707,461

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars - unaudited)

	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2022	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

Loss for the period	-	-	-	(1,834,418)	(1,834,418)
Common shares issued with warrants (Note 12b)	12,400,000	4,393,194	695,575	-	5,088,769
Issuance costs (Note 12b)	-	(94,518)	(15,175)	-	(109,693)
Stock options exercised (Note 13)	75,000	51,045	(9,953)	-	41,092
Share-based payments (Note 13)	-	-	623,281	-	623,281
Balance at June 30, 2022	147,574,174	$98,830,233	$12,081,281	$(68,767,659)	$42,143,855

Loss for the period	-	-	-	(1,094,324)	(1,094,324)
Stock options exercised (Note 13)	170,000	86,006	(8,370)	-	77,636
Share-based payments (Note 13)	-	-	64,535	-	64,535
Balance at December 31, 2022	147,744,174	$98,916,239	$12,137,446	$(69,861,983)	$41,191,702

Loss for the period	-		-	(1,300,584)	(1,300,584)
Common shares issued with warrants (Note 12b)	5,400,000	1,293,315	314,466	-	1,607,781
Issuance costs (Note 12b)	-	(24,771)	(6,024)	-	(30,795)
Share-based payments (Note 13)	-	-	9,517	-	9,517
Balance at June 30, 2023	153,144,174	$100,184,783	$12,455,405	$(71,162,567)	$41,477,621

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		$	$	$	$
Cash flows from operating activities
Loss for the period		(836,661)	(1,008,656)	(1,300,584)	(1,834,418)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		20,748	43,443	28,147	86,902
Share-based payments	13	9,517	473,253	9,517	623,282
Accretion expense on government loan	11	236	243	467	496
Interest on lease obligation	14	3,542	739	4,753	1,935
Changes in non-cash working capital
Advances receivable and prepaid expenses		(127,939)	(33,924)	(145,913)	(59,840)
Due to/from related parties		101,208	(82,398)	78,490	(254,757)
Employee retention allowance	17	3,845	(7,808)	3,986	(3,002)
Accounts payable		(563,664)	(570,679)	(116,877)	(861,968)
Accrued liabilities		(100,089)	(44,671)	(475,053)	(60,669)
Net cash used in operating activities		(1,489,257)	(1,230,458)	(1,913,067)	(2,362,039)

Cash flows from investing activities
Funds received from leasing agreement	8c	-	-	973,610	-
Expenditures on exploration and evaluation assets	8c	277,296	(383,315)	(258,642)	(1,299,971)
Net cash generated by (used in) investing activities		277,296	(383,315)	714,968	(1,299,971)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		1,576,986	2,588,160	1,576,986	5,020,167
Loans (repaid) received	11	(109,400)	(1,176)	(118,324)	(458)
Principal repayment of lease obligation	14	(22,539)	(54,161)	(30,052)	(108,322)
Net cash (used in) provided from financing activities		1,445,047	2,532,823	1,428,610	4,911,387

Net (decrease) increase in cash and cash equivalents during the period		233,086	919,049	230,511	1,249,376
Cash and cash equivalents, beginning of the period		179,600	484,481	182,175	154,154
Cash and cash equivalents, end of the period		412,686	1,403,530	412,686	1,403,530

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2023 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 84.68% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.

2. Basis of Preparation

a) Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2023 have been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements ("IAS 1"). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2022, which include information necessary to understand the Company's business and financial statement presentation.

b) Going Concern

The Company incurred a net loss of $836,661 and $1,300,584 for the respective three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - $1,008,656 and $1,834,418 respectively) and as at June 30, 2023 had working capital of $357,968 (December 31, 2022 - working capital deficit of $540,180).

The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and  comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 4).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b) Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates

c) New Accounting Standard Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

4. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

5. Advances receivable and prepaid expenses

	June 30, 2023	December 31, 2022
Supplier prepayments and deposits	353,164	249,652
Loan to KGL and accrued interest	63,847	60,506
Other receivables and employee advances	53,256	23,629
Harmonized Sales Tax receivable	35,822	26,389
	$506,089	$360,176

In connection with the acquisition of Loncor Kilo in September 2019, the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of  $49,095 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the period ended June 30, 2023, the interest accrued on the loan was $14,752 (December 31, 2022 - $12,516).

Other receivables and employee advances of $53,256, are non-interest bearing, unsecured and due on demand (December 31, 2022 - $23,629).

As at June 30, 2023, the Company recorded $35,822 (December 31, 2022 - $26,389) of Harmanized Sales Tax receivable from the govermnet of Canada on the purchases of goods and services used by the Company.

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

6. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Executive Chairman of the Board, the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2023 and June 30, 2022 was as follows:

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Salaries and bonus	$199,146	$216,963	$428,762	$434,325
Compensation expense and share-based payments	$3,976	$273,824	$9,177	$362,239
	$203,122	$490,787	$437,939	$796,564

b) Other Related Party Transactions

As at June 30, 2023, an amount of $18,471 relating to advances provided by the Company was due from Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2022 - $10,933 was due by the Company to Mr.Kondrat related to salary and advances to the Company). Total amount paid or accrued to Mr. Kondrat for the three and six months ended June 30, 2023 was $62,500 and $125,000 respectively (three and six months ended June 30, 2022 - $62,500 and $125,000 respectively).

As at June 30, 2023, an amount of $183,849 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2022 - $393,183).

As at June 30, 2023, an amount of $234,044 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2022 - $194,539).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

7. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2022	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649
Additions	-	2,896	-	31,039	-	-	-	33,935
Balance at December 31, 2022	151,786	32,318	11,708	374,567	1,037,342	687,957	84,906	2,380,584
Additions	-	-	-	-	-	246,809	-	246,809
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at June 30, 2023	151,786	32,318	11,708	374,567	1,037,342	246,809	84,906	1,939,436

Accumulated Depreciation
Balance at January 1, 2022	145,206	26,722	11,708	26,861	236,263	545,549	84,906	1,077,215
Additions	6,580	3,247	-	14,455	26,759	142,408	-	193,449
Balance at December 31, 2022	151,786	29,969	11,708	41,316	263,022	687,957	84,906	1,270,664
Additions	-	724	-	8,487	24,100	27,423	-	60,734
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at June 30, 2023	151,786	30,693	11,708	49,803	287,122	27,423	84,906	643,441

Book Value
Balance at January 1, 2022	6,580	2,700	-	316,667	801,079	142,408	-	1,269,434
Balance at December 31, 2022	-	2,349	-	333,251	774,320	-	-	1,109,920
Balance at June 30, 2023	-	1,625	-	324,764	750,220	219,386	-	1,295,995

During the six months ended June 30, 2023, depreciation in the amount of $32,586 (six months ended June 30, 2022 - $16,398) was capitalized to exploration and evaluation assets.

8. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2022	$10,621,366	$17,707,547	$9,792,812	$38,121,725
Additions	-	190,820	2,421,176	2,611,996
Incidental revenues (Note 8c)	-	-	(235,000)	(235,000)
Balance as at December 31, 2022	$10,621,366	$17,898,367	$11,978,988	$40,498,721
Additions	-	101,003	950,389	1,051,392
Incidental revenues (Note 8c)	-	-	(1,733,773)	(1,733,773)
Balance as at June 30, 2023	$10,621,366	$17,999,370	$11,195,604	$39,816,340

There is $150,000 of intangible exploration and evaluation expenditures as at June 30, 2023 (December 31, 2022 - $150,000). These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu properties ($150,000). The intangibles have not been included in the table above.

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities.  The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

b.  Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015.  As at December 31, 2022 and 2021, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at June 30, 2023, the Company determined that no impairment charge or gain was required.

c. Adumbi

The Adumbi properties consist of two (2) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through an agreement with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. The two mining licenses (Exploitation permits) are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 84.68% interest and the minority partners hold 15.32% (including a 10% free carried interest owned by the government of the Congo).

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

The Company has a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  As consideration for the award of the lease, Ding Sheng paid Loncor a total of $1,250,000, with Loncor receiving a further 25% of future revenue generated, after deducting $1,000,000 from Loncor's attributable revenues from production. During the period ended June 30, 2023, under the lease agreement, Loncor's attributable revenues from production was $1,733,773  of which the $1,000,000 advance was applied against.

d. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

9. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

June 30, 2023
	Property, plant and equipment	Exploration and evaluation
Congo	$1,074,982	$39,966,340
Canada	$221,013	-
	$1,295,995	$39,966,340
December 31, 2022
	Property, plant and equipment	Exploration and evaluation
Congo	$1,107,568	$40,648,721
Canada	$2,352	-
	$1,109,920	$40,648,721

10. Accounts Payable

The following table summarizes the Company's accounts payable:

	June 30, 2023	December 31, 2022
Exploration and evaluation expenditures	$137,560	$224,307
Non-exploration and evaluation expenditures	$240,154	$270,284
Total Accounts Payable	$377,714	$494,591

11. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000. The loan is unsecured and bears an interest rate of 18% per annum. During the period ended June 30, 2023, interest of $27,059 was accrued on the loan and was capitalized to exploration and evaluation assets (December 31, 2022 - $8,899).

In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") from Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 1, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 31, 2025.

14 of 21

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the three and six months ended June 30, 2023, interest of $236 (Cdn$313) and $476 (Cdn$626) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (three and six months ended June 30, 2022: $243 (Cdn$313) and $496 (Cdn$626)).

As at June 30, 2023, the CEBA LOC is valued at $27,848 (Cdn$36,870) (December 31, 2022 - $26,759 (Cdn$34,992)).

12. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

The following table summarizes the Company's issued common shares:

	Number of shares	Amount $
Balance - December 31, 2021	135,099,174	94,480,512

February 28, 2022	5,650,000	2,046,620
costs of issuance	-	(47,036)
March 10, 2022	75,000	51,045
June 8, 2022	700,000	243,348
June 10, 2022	6,050,000	2,103,225
costs of issuance	-	(47,482)
August 25, 2022	85,000	39,423
September 20, 2022	85,000	38,214
transfer from contributed surplus	-	8,369

Balance - December 31, 2022	147,744,174	98,916,239

April 4, 2023	400,000	97,074
April 5, 2023	1,535,000	366,151
April 14, 2023	95,000	24,387
May 5, 2023	3,370,000	805,702
costs of issuance	-	(24,770)

Balance - June 30, 2023	153,144,174	100,184,783

15 of 21

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In February 2022, the Company completed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $2,447,236 (Cdn$3,107,500) and issuance costs of $47,036 (Cdn$59,728). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In March 2022, stock options to purchase 75,000 common shares of the Company were exercised for gross proceeds of $51,045 (Cdn$65,216).

In June 2022, the Company completed a non-brokered private placement financing of 6,750,000 units of the Company  at a price of Cdn$0.50 per unit for gross proceeds of $2,641,613 (Cdn$3,375,000) and issuance costs of $47,482 (Cdn$60,665). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In August 2022, stock options to purchase 85,000 common shares of the Company were exercised for gross proceeds of $39,423 (Cdn$56,498).  In September 2022, stock options to purchase 85,000 common shares of the Company were exercised for gross proceeds of $38,214 (Cdn$56,498).

In May 2023, the Company completed a non-brokered private placement financing of 5,400,000 units of the Company  at a price of Cdn$0.40 per unit for gross proceeds of $1,607,781 (Cdn$2,160,000) and issuance costs of $30,795 (Cdn$41,372). Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units.

As of June 30, 2023, the Company had issued and outstanding 153,144,174 common shares (December 31, 2022 - 147,744,174). No preference shares are issued and outstanding.

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at June 30, 2023:

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)

2022-02-28	2,873,540	-	-	-	-	2,873,540	$0.75	24	2024-02-28	8
2022-06-08	350,000	-	-	-	-	350,000	$0.75	24	2024-06-08	11
2022-06-10	3,025,000	-	-	-	-	3,025,000	$0.75	24	2024-06-10	12
2023-04-04	-	400,000	-	-	-	400,000	$0.60	24	2025-04-04	21
2023-04-05	-	1,535,000	-	-	-	1,535,000	$0.60	24	2025-04-05	22
2023-04-14	-	95,000	-	-	-	95,000	$0.60	24	2025-04-14	22
2023-05-05	-	3,370,000	-	-	-	3,370,000	$0.60	24	2025-05-05	23

	6,248,540	5,400,000	-	-	-	11,648,540

As at June 30, 2023, the Company had outstanding 11,648,540 common share purchase warrants (December 31, 2022 - 6,248,540).

During the six months ended June 30, 2023, the Company issued 5,400,000 common share purchase warrants in connection with the April and May 2023 private placement financings, with issurance costs of $6,024 (Cdn$8,093). No warrants expired unexercised.

During the year ended December 31, 2022 the Company issued 2,825,000 common share purchase warrants and 48,540 finder warrants in connection with the February 2022 private placement financing, with issuance costs of $9,205 (Cdn$11,689), and 3,375,000 common share purchase warrants in connection with the June 2022 private placement financing. In addition, 7,984,241 warrants expired unexercised.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

(i) Risk-free interest rate: 1.45.% - 3.70%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 55.23% - 75.03%, which is based on the Company's historical stock prices

(iii) Expected life: 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2023 amounting to 151,731,482 and 149,748,843 (three and six months ended June 30, 2022 - 142,323,075 and 139,707,461) common shares respectively. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted loss per share.

13. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022, May 29, 2023 and certain stock options granted on September 15, 2020 fully vested on the 4 month anniversary of the grant date, and (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, and (c) other stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2022
Exercise Price Range (Cdn$)	Opening Balance	During the period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0-0.70	8,476,000	2,645,000	- 245,000	(45,000)	-	10,831,000	2.97	10,831,000	-
Weighted Average Exercise Price (Cdn$)	0.53	0.64	0.70			0.59		0.51

For the period ended June 30, 2023
Exercise Price Range (Cdn$)	Opening Balance	During the period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0-0.70	10,831,000	300,000	-	-	-	11,131,000	2.49	10,831,000	300,000
Weighted Average Exercise Price (Cdn$)	0.59	0.50				0.59		0.53

During the three and six months ended June 30, 2023, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense of $nil (three and six months ended June 30, 2022 - $286,138 and $382,036 respectively) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

For the three and six months ended June 30, 2023, the Company recognized $9,517 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the interim condensed consolidated statements of loss and comprehensive loss (three and six months ended June 30, 2022 - $122,682 and $155,161). In addition, an amount of $nil for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - $64,432 and $86,085 respectively) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation assets.

17 of 21

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 3.96%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 55.80% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

14. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of aproximately $4,059 (Cdn $5,525) starting March 1, 2023 for a 3 year term.

On March 1, 2023, the Company recognized a right-of-use asset and a lease liability of $246,809 (Cdn $335,068) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 5.89%. As at June 30, 2023, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $221,510.

Changes in the lease obligation for the six months ended June 30, 2023 and year ended December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Balance - beginning of the period	$246,809	$138,684
Liability settled	$(30,052)	$(141,049)
Liability revaluation	$-	$-
Interest expense	$4,753	$2,365
Balance - end of the period	$221,510	$-

Current portion	$78,829	$-
Long-term portion	$142,682	$-
Total lease obligation	$221,510	$-

For the three and six months ended June 30, 2023, the Company recognized lease revenues of $nil and $2,550, respectively in the interim condensed consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (three and six months ended June 30, 2022 - $12,925 and $25,958, respectively). The Company has an exploration office lease in Congo, which can be cancelled with three months notice in advance without any penalty. For the three and six months ended June 30, 2023, the lease expense in the amount of $5,100 and $10,200 respectively (three and six months ended June 30, 2022 - $5,100 and $10,200) in relation to the Congo office, was capitalized to exploration and evaluation assets.

15. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, amounts due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

18 of 21

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2023 and December 31, 2022. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
	Canadian dollar	Canadian dollar
Cash and cash equivalents	440,864	18,867
Advances receivable and prepaids	349,097	373,964
Accounts payable and accrued liabilities	(532,034)	(601,665)
Due from related parties	581,671	810,109
Due to related parties	-	(16,729)
Employee retention allowance	(152,471)	(234,471)
Loans	(36,870)	(36,344)
Total foreign currency financial assets and liabilities	650,257	313,731
Foreign exchange closing rate	0.7553	0.7383
Total foreign currency financial assets and liabilities in US $	491,139	231,628
Impact of a 10% strengthening of the US $ on net loss	49,114	23,163

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Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at June 30, 2023 and December 31, 2022 was as follows:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$412,686	$182,175
Advances receivable and prepaid expenses	$506,089	$360,176
	$918,775	$542,351

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $377,714 accrued liabilities of $207,667, due to related parties of $nil, employee retention allowance of $115,161, lease obligation of $78,828 and the current portion of loans of $217,801 are due within one year.

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

20 of 21

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2023 (Expressed in U.S. dollars, except for per share amounts - unaudited)

	June 30, 2023	December 31, 2022
Share capital	$100,184,783	$98,916,239
Reserves	$12,455,405	$12,137,446
Deficit	$(71,162,567)	$(69,861,983)
	$41,477,621	$41,191,702

The Company's capital management objectives, policies and processes have remained unchanged during the six months ended June 30, 2023 and year ended December 31, 2022.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

16. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the six months ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Depreciation included in exploration and evaluation assets	8	$16,294	$8,190	$32,587	$8,374
Fees paid by common shares, stock options or warrants	12	9,517	122,682	9,517	161,927

17. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the six months ended June 30, 2023.

$
Balance at December 31, 2021	184,951
Foreign exchange adjustment	(11,841)
Balance at December 31, 2022	173,110
Foreign exchange adjustment	3,986
Repayment of retention	(61,935)
Balance at June 30, 2023	115,161

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